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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)   *

Hawaiian Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

419879101

(CUSIP Number)

Erin C. Ross

Watershed Asset Management, L.L.C.

One Maritime Plaza, Suite 1525

San Francisco, California 94111

(415) 391-8900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

( The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 23 Pages

Exhibit Index Found on Page 22

13D

CUSIP No. 419879101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to be the beneficial owners of an aggregate of 2,214,502 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 392,918 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 392,918 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,918 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 23 Pages

13D

CUSIP No. 419879101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to be the beneficial owners of an aggregate of 2,214,502 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,293,622 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,293,622 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,622 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 23 Pages

13D

CUSIP No. 419879101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WCIP Cayman, Ltd.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to be the beneficial owners of an aggregate of 2,214,502 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 294,200 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 294,200 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,200 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

017.240838.23

Page 4 of 23 Pages

13D

CUSIP No. 419879101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Asset Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to be the beneficial owners of an aggregate of 2,214,502 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,214,502 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,214,502 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,214,502 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 23 Pages

13D

CUSIP No. 419879101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WS Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to be the beneficial owners of an aggregate of 2,214,502 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,686,540 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,686,540 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,686,540 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 23 Pages

13D

CUSIP No. 419879101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Meridee A. Moore
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing may be deemed to be the beneficial owners of an aggregate of 2,214,502 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,214,502 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,214,502 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,214,502 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 23 Pages

Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13D with respect to shares of common stock, par value $0.01 per share (the “Shares”), of Hawaiian Holdings, Inc. (the “Company”). Certain of the Reporting Persons own, in aggregate, (i) 1,273,089 Shares, (ii) warrants (the “Distribution Warrants”) to purchase 725,896 Shares and (iii) certain other warrants (the “Trade Warrants”) issued by the Company to purchase an aggregate of 215,517 Shares (the Distribution Warrants and the Trade Warrants, collectively, the “Warrants”). Each Distribution Warrant has an exercise price of $7.20, subject to adjustment from time to time, and is immediately exercisable, subject to the terms of the exercise cap described in Item 6 below. Each Distribution Warrant can be exercised through and including June 1, 2010. Each Trade Warrant has an exercise price of $5.00 per Share, subject to adjustment from time to time, is immediately exercisable and has an expiration date of March 13, 2009. For additional information regarding the Warrants, see Item 6 below.

The Reporting Persons previously filed with the Securities and Exchange Commission (the “SEC”) a Schedule 13D with respect to the Company's Shares on December 12, 2005 (the "December 2005 13D"), as amended by Amendment No. 1 filed on August 16, 2006 (the "August 2006 13D Amendment") and as further amended by Amendment No. 2 filed on January 12, 2007 (the "January 2007 13D Amendment" and together with the December 2005 13D and the August 2006 13D Amendment, the "Prior Schedule 13D Filings"). The January 2007 13D Amendment reported that the Reporting Persons may have been deemed to have been the beneficial owners of in aggregate 2,233,902 Shares (including certain Shares beneficially owned through certain of the Reporting Persons' ownership of Warrants) or 4.7% of the Company's Shares. The Reporting Persons are filing this Schedule 13D to report that, on April 25, 2007, they acquired beneficial ownership in aggregate of more than 5% of the Company's Shares. As of the day of this filing, Reporting Persons may be deemed to beneficially own, in aggregate, 2,214,502 Shares (including certain Shares beneficially owned through certain of the Reporting Persons' ownership of Warrants) or 4.7% of the Company's Shares.

Unless stated otherwise, all numbers and percentages contained in this Schedule 13D represent Shares currently held by certain Reporting Persons and all Shares that would be issued to certain Reporting Persons assuming full exercise of the Warrants, and such numbers and percentages do not assume the exercise of Warrants held by any other persons or entities.

Item 1. Security And Issuer

This statement relates to Shares of the Company. The Company’s principal offices are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

Item 2. Identity And Background

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

Page 8 of 23 Pages

The Funds

(i)	Watershed Capital Partners, L.P., a Delaware limited partnership (“WCP”), with respect to the Shares beneficially owned by it (through its direct ownership of Shares and Warrants);

(ii)

Watershed Capital Institutional Partners, L.P., a Delaware limited partnership (“WCIP”), with respect to the Shares beneficially owned by it (through its direct ownership of Shares and Warrants) and its wholly-owned subsidiary, WCIP Cayman (as defined below); and

(iii)	WCIP Cayman, Ltd., a Cayman Islands wholly-owned subsidiary of WCIP (“WCIP Cayman”), with respect to the Shares beneficially owned by it.

WCP, WCIP and WCIP Cayman are together referred to herein as the “Funds.”

The Management Company

(iv)

Watershed Asset Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Shares beneficially owned by Watershed Capital Partners (Offshore), Ltd. (“Watershed Offshore”) and the Funds (each through its direct and indirect ownership of Shares and Warrants). The Management Company serves as an investment adviser to the Funds and Watershed Offshore.

The General Partner

(v)

WS Partners, L.L.C., a Delaware limited liability company, which is the general partner of each of WCP and WCIP (the “General Partner”), with respect to the Shares beneficially owned by WCP and WCIP (through their direct and indirect ownership of Shares and Warrants).

The Managing Member

(vi)

Meridee A. Moore, a United States citizen who is the Senior Managing Member of both the General Partner and the Management Company, with respect to the Shares beneficially owned by WCP, WCIP and Watershed Offshore (through their direct and indirect ownership of Shares and Warrants).

Meridee A. Moore is referred to herein as the “Individual Reporting Person.”

(b)          The address of the principal business and principal office of each of the Reporting Persons other than WCIP Cayman is c/o Watershed Asset Management, L.L.C., One Maritime Plaza, Suite 1525, San Francisco, California 94111. The registered address of the principal

Page 9 of 23 Pages

business and principal office of WCIP Cayman is Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

(c)          The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of each of WCP and WCIP. The principal business of the Management Company is to act as the investment adviser to the Funds and Watershed Offshore. The principal business of the Individual Reporting Person is serving as the Senior Managing Member of both the Management Company and the General Partner.

(d)          None of the Funds, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Funds, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Funds, the General Partner, the Management Company and the Individual Reporting Person is set forth above.

Item 3. Source And Amount Of Funds And Other Consideration

Of the 2,214,502 Shares of which the Reporting Persons may be deemed the beneficial owners, 1,273,089 Shares are owned directly by the Reporting Persons. Those 1,273,089 Shares were acquired through a combination of (a) open-market purchases, (b) a distribution made to WCP, WCIP and Watershed Offshore pursuant to the Third Amended Joint Plan of Reorganization of Joshua Gotbaum, as Chapter 11 Trustee for Hawaiian Airlines, Inc. and others, dated as of March 11, 2005 (the "Plan of Reorganization"), approved in the reorganization proceedings (the "Proceedings") of Hawaiian Airlines, Inc., a subsidiary of the Company, in the United States Bankruptcy Court for the District of Hawaii, and (c) an in-kind distribution from RC Aviation LLC (as defined in Item 6 below) to such Reporting Persons, as members of RC Aviation LLC, pursuant to the terms of the RC LLC Agreement (as defined in and further described in Item 6 below).

The net investment cost (including commissions) for the 1,273,089 Shares held by each of the Funds and Watershed Offshore (whether acquired through open-market purchases or as distributions from either the Proceedings or RC Aviation LLC) is approximated in the table set forth below:

Entity	Shares Held	Approximate Net Investment Cost
WCP	262,942	$1,018,812.26
WCIP	354,963	$1,078,965.41

Page 10 of 23 Pages

WCIP Cayman	294,200	$956,570.79
Watershed Offshore	360,984	$1,392,510.81

With respect to the remaining 941,413 Shares included in the Schedule 13D, such beneficial ownership is attributable to the Reporting Persons' ownership of the Distribution Warrants and the Trade Warrants. As reported in the August 2006 13D Amendment, the Distribution Warrants were acquired as the distribution from RC Aviation LLC pursuant to the terms of the RC LLC Agreement. As reported in the January 2007 13D Amendment, the Trade Warrants to purchase 215,517 Shares were acquired through a privately-negotiated transaction.

The net investment cost (including commissions) for the Warrants held by certain of the Funds and Watershed Offshore is approximated in the table set forth below:

Entity	Warrants Held	Approximate Investment Cost
WCP	129,976	$30,470.20
WCIP	644,459	$85,470.33
Watershed Offshore	166,978	$40,029.20

The consideration for such acquisitions and/or investment in RC Aviation LLC was obtained as follows: (i) with respect to WCP, WCIP Cayman and Watershed Offshore, from working capital and/or borrowings pursuant to margin accounts maintained in the ordinary course of business by WCP, WCIP Cayman and Watershed Offshore at Goldman, Sachs & Co. and (ii) with respect to WCIP, from working capital. WCP, WCIP Cayman and Watershed Offshore hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares and/or the Warrants.

Item 4. Purpose Of The Transaction

The purpose of the acquisitions of the Shares and Warrants is for investment, and the acquisitions of the Shares and/or Warrants by each of the Funds and Watershed Offshore were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares and/or Warrants or dispose of any or all of its Shares and/or Warrants depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares and/or Warrants which it may hold at any point in time.

Also, consistent with their investment intent and in an effort to maximize shareholder value, the Reporting Persons may engage in communications with one or more shareholders of the

Page 11 of 23 Pages

Company, one or more officers of the Company, one or more members of the board of directors of the Company, potential or existing investors in or lenders to the Company and/or other persons regarding the Company, including but not limited to its operations, its capital structure and potential strategies to enhance shareholder value.

See Item 6 below for information regarding the Shares, the Warrants, the RC LLC Agreement and the Registration Rights Agreements (each as defined below and as previously described in the Prior Schedule 13D Filings).

Except to the extent the information stated in this Item 4 may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

(a)	The Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 46,583,914 Shares outstanding as of April 16, 2007, as reported by the Company in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2007, plus the number of additional Shares each Reporting Person is deemed to beneficially own through its beneficial ownership of the Warrants.

(c)

The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by certain of the Funds in the past 60 days are set forth on Schedules A-C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as investment adviser to the Funds and Watershed Offshore, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and/or Warrants held by the Funds and Watershed Offshore as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	As of May 4, 2005, the Reporting Persons may no longer be deemed to beneficially own more than 5% of the Shares.

Page 12 of 23 Pages

(b)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

For information regarding transactions by the Management Company on behalf of the Funds, see Item 5(a) above.

(d)

The Management Company, as investment adviser to the Funds and Watershed Offshore, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and/or Warrants held by the Funds and Watershed Offshore as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Individual Reporting Person is the Senior Managing Member of the Management Company.

(e)	As of May 4, 2005, the Reporting Persons may no longer be deemed to beneficially own more than 5% of the Shares.

(c)	The General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as investment adviser to the Funds and Watershed Offshore, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and/or Warrants held by the Funds and Watershed Offshore as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

Page 13 of 23 Pages

(e)	As of May 4, 2005, the Reporting Persons may no longer be deemed to beneficially own more than 5% of the Shares.

(d)	The Individual Reporting Person

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares and Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as investment adviser to the Funds and Watershed Offshore, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares and/or Warrants held by Funds and Watershed Offshore as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	As of May 4, 2005, the Reporting Persons may no longer be deemed to beneficially own more than 5% of the Shares.

The Shares reported hereby for WCP, WCIP and WCIP Cayman are beneficially owned by such Funds (in each case through their direct and indirect ownership of Shares and Warrants). Of the 1,293,622 Shares reported hereby for WCIP, 999,422 Shares are beneficially owned directly by WCIP (through its direct ownership of Shares and Warrants) and the remaining 294,200 Shares are beneficially owned directly by WCIP Cayman. WCIP, as the sole shareholder of WCIP Cayman, may be deemed to be the beneficial owner of all such Shares owned by WCIP Cayman. WCIP hereby disclaims any beneficial ownership of any such Shares owned directly by WCIP Cayman. The Shares reported hereby by the Management Company on behalf of Watershed Offshore are beneficially owned by Watershed Offshore (through its direct ownership of Shares and Warrants). The General Partner, as general partner to WCP and WCIP, may be deemed to be the beneficial owner of all such Shares beneficially owned by WCP and WCIP (in each case through their direct and indirect ownership of Shares and Warrants). The Management Company, as investment adviser to Watershed Offshore and the Funds, may be deemed to be the beneficial owner of all such Shares and Warrants beneficially owned by Watershed Offshore and the Funds. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares and Warrants beneficially owned by the Funds and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares and Warrants.

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Page 14 of 23 Pages

As described above and in the Prior Schedule 13D Filings, WCP, WCIP and Watershed Offshore are parties to RC Aviation LLC's Second Amended and Restated Limited Liability Company Agreement dated as of June 1, 2005 (the "RC LLC Agreement"). Pursuant to such agreement and as reported in the Prior Schedule 13D Filings, RC Aviation LLC made certain pro rata distributions to its members of Shares and Distribution Warrants held by RC Aviation LLC. As part of such distributions, RC Aviation LLC distributed to the Partnerships and Watershed Offshore in total (i) 1,058,824 Shares and (ii) the Distribution Warrants to purchase 725,896 Shares. Pursuant to the terms of the RC LLC Agreement, WCP, WCIP and Watershed Offshore may also receive certain additional distributions in the form of Shares, Distribution Warrants, cash and/or other property held by RC Aviation LLC if, in the reasonable determination of RC Aviation Management LLC ("RC Management") and pursuant to the terms of the RC LLC Agreement, such amounts are available for distribution. As of the date of this filing, RC Management has not informed the Reporting Persons that it will make any additional distributions.

Pursuant to the RC LLC Agreement and as reported in the Prior Schedule 13D Filings, RC Management is vested with the exclusive right and authority to manage and control the business of RC Aviation LLC, subject to member approval of certain major transactions (including the sale or exchange to a third party of any of the Company's securities held by RC Aviation LLC). RC Management may only be removed as the managing member of RC Aviation LLC for fraud, willful neglect, or gross or reckless misconduct which, in each case, causes material harm to RC Aviation LLC.

As described in the Preliminary Note and the Prior Schedule 13D Filings, the Distribution Warrants are immediately exercisable. As a result, the Reporting Persons may be deemed, in aggregate, to be the beneficial owner of the 725,896 Shares underlying the Distribution Warrants. The Distribution Warrants are immediately exercisable, subject to a cap (which may be waived by the holder upon 65 days’ notice) that would prevent the holder of the Distribution Warrants from acquiring the underlying Shares to the extent that such acquisition would cause such holder, or any other persons who are deemed to beneficially own any Shares beneficially owned by such holder, to beneficially own in aggregate more than 9.999% of the total number of issued and outstanding Shares (including Shares that would be issuable upon the exercise of the Distribution Warrants).

As described in the Prior Schedule 13D Filings, WCP, WICP and Watershed Offshore are entitled to certain rights, including demand and piggy-back rights with respect to the Shares into which the Distribution Warrants are exercisable, pursuant to the Registration Rights Agreement dated June 1, 2005 (the “Registration Rights Agreement”) entered into by RC Aviation LLC and the Company. If WCP, WCIP and Watershed Offshore receive additional in-kind distributions of Distribution Warrants, they will be entitled to the benefit of the Registration Rights Agreement with respect to the Shares for which their Distribution Warrants are exercisable.

As described in the Preliminary Note and the Prior Schedule 13D Filings, the Partnerships and Watershed Offshore acquired Trade Warrants to purchase 215,517 Shares. Because the Trade Warrants are immediately exercisable, such Reporting Persons may be deemed to be the beneficial owner of the 215,517 Shares underlying the Trade Warrants.

Page 15 of 23 Pages

The description above of the RC LLC Agreement, the Distribution Warrants, the Registration Rights Agreement and the Trade Warrants is qualified in its entirety by the full terms and conditions of (i) the RC LLC Agreement, (ii) the Distribution Warrants, (iii) the Registration Rights Agreement and (iv) the Trade Warrants, which agreements are incorporated herein by reference. For the full terms and conditions of the RC LLC Agreement, see Exhibit 2 to the December 2005 13D, which is incorporated herein by reference. For the full terms and conditions of the Distribution Warrants, see Exhibit 5 to the August 2006 13D Amendment, which is incorporated herein by reference. For the full terms of the Registration Rights Agreement, see Exhibit 10.12 to the Form 8-K filed by the Company with the SEC on June 7, 2005, which is incorporated herein by reference. For the full terms and conditions of the Trade Warrants, see Exhibit 10.03 to the Form 8-K filed by the Company with the SEC on March 17, 2006, which is incorporated herein by reference.

Other than the RC LLC Agreement, the Distribution Warrants, the Registration Rights Agreement and the Trade Warrants and as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 16 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2007

/s/ Meridee A. Moore

WS PARTNERS, L.L.C.,

On its own behalf and

As the General Partner of

WATERSHED CAPITAL PARTNERS, L.P.

and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.

By: Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

WATERSHED ASSET MANAGEMENT, L.L.C.

On its own behalf and on behalf of

WCIP CAYMAN, LTD.

By: Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

Meridee A. Moore

Page 17 of 23 Pages

SCHEDULE A

WATERSHED CAPITAL PARTNERS, L.P.

TRADE DATE 4/9/07 4/12/07 4/13/07 4/18/07 4/25/07 5/4/07	NO. OF SHARES PURCHASED (P) OR SOLD (S) 50,500 (P) 29,600 (P) 6,800 (P) 2,100 (P) 22,600 (P) 51,600 (S)	PRICE PER SHARE ($) 3.33 3.43 3.43 3.53 3.37 3.98

Page 18 of 23 Pages

SCHEDULE B

WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE 5/4/07	NO. OF SHARES SOLD (S) 127,500 (S)	PRICE PER SHARE ($) 3.98

Page 19 of 23 Pages

SCHEDULE C

WCIP CAYMAN, LTD.

TRADE DATE 4/9/07 4/12/07 4/13/07 4/18/07 4/25/07	NO. OF SHARES PURCHASED (P) 100,600(P) 59,200(P) 13,700(P) 4,300(P) 44,900(P)	PRICE PER SHARE ($) 3.33 3.43 3.43 3.53 3.37

Page 20 of 23 Pages

SCHEDULE D

WATERSHED ASSET MANAGEMENT, L.L.C.

The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of WCP, WCIP and WCIP Cayman, see Schedules A - C, respectively.

TRADE DATE 4/9/07 4/12/07 4/13/07 4/18/07 4/25/07 5/4/07	NO. OF SHARES PURCHASED (P) OR SOLD (S) 72,900 (P) 42,900 (P) 9,900 (P) 3,100 (P) 32,500 (P) 70,900 (S)	PRICE PER SHARE ($) 3.33 3.43 3.43 3.53 3.37 3.98

Page 21 of 23 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 22 of 23 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May 7, 2007

/s/ Meridee A. Moore

WS PARTNERS, L.L.C.,

On its own behalf and

As the General Partner of

WATERSHED CAPITAL PARTNERS, L.P.

and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.

By: Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

WATERSHED ASSET MANAGEMENT, L.L.C.

On its own behalf and on behalf of

WCIP CAYMAN, LTD.

By: Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

Meridee A. Moore

Page 23 of 23 Pages